

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Suradech Taweesaengsakulthai
Chief Executive Officer
Arogo Capital Acquisition Corp.
848 Brickell Avenue, Penthouse 5
Miami, FL 33131

> **Re: Arogo Capital Acquisition Corp.**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2023**
> **File No. 001-41179**

Dear Suradech Taweesaengsakulthai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andy Tucker